Notice of Annual General & Special Meeting of Shareholders and

Availability of Proxy Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual General & Special Meeting of Shareholders (the "Meeting")

When:	June 11, 2026, at 10:00 a.m. (Vancouver Time)

Where:	https://meetnow.global/ M6UMQK9

BUSINESS OF THE MEETING

1. To receive the audited financial statements of the Company for its fiscal year ended December 31, 2025, and the report of the auditor thereon (together the "annual financials"), which are available for download under the Company's SEDAR+ profile at www.sedarplus.ca;

2. To set the number of directors to be elected to the Board of Directors (the "Board") of the Company at eight (see "Election of Directors" in the Company's management information circular dated April 30, 2026 (the "Information Circular"));

3. To elect directors of the Company for the ensuing year (see "Election of Directors" in the Information Circular);

4. To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see "Appointment of Auditor" in the Information Circular);

5. To approve the Omnibus Equity Incentive Plan; and

6. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation, as more particularly described and set forth in the Information Circular (see "Advisory Vote on Executive Compensation" in the Information Circular).

NOTICE-AND-ACCESS

Galiano Gold Inc. ("Galiano Gold" or the "Company") is using the notice-and-access model for delivery of meeting materials to shareholders of common shares of Galiano Gold ("Shareholders"). Under notice-and-access, Shareholders still receive a proxy for registered Shareholders or voting instruction form for non-registered (beneficial) Shareholders enabling them to vote at the Meeting. However, instead of a paper copy of the Information Circular, Shareholders receive this notice with information on how they may access the meeting materials electronically. The use of this alternative means of delivery contributes to the protection of the environment by reducing tree, water and energy consumption, and will reduce the cost of printing and mailing materials to Shareholders.

Therefore, instead of receiving the Information Circular by mail, you may view it electronically by visiting www.galianogold.com/investors/annual-meeting or the Company's SEDAR+ profile at www.sedarplus.ca.

HOW DO I OBTAIN A PRINTED COPY OF THE INFORMATION CIRCULAR?

Should you wish to receive paper copies of the Information Circular or have any questions related to this Meeting, please contact Galiano Gold Inc. at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, or by phone at 604-683-8193 or 1-855-246-7341 or by fax: (604) 683-8194.

If you request materials before the Meeting, the Information Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular before the voting deadline for the Meeting of 10:00 a.m. (Pacific Time) on June 9, 2026, your request must be received no later than June 4, 2026. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

WHO CAN VOTE?

Holders of common shares of Galiano Gold on the record date of April 22, 2026, are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice, a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

If you wish to vote at the virtual Meeting, please follow the instructions found in the Information Circular. You are reminded to view the Information Circular prior to voting.

Please submit your vote well in advance of the proxy deposit deadline on Tuesday

June 9, 2026, at 10:00 a.m. (Vancouver Time).

BOARD RECOMMENDATION

The Board of Directors of Galiano Gold Inc. unanimously recommends that Shareholders VOTE FOR of all the proposed resolutions.

By order of the Board,

/s/ Matt Badylak

Matt Badylak

Chief Executive Officer
April 30, 2026

If you have questions or require assistance with voting, please contact Galiano Gold's proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211

Text Message : Text "INFO" to 1-877-452-7184 or 416-304-0211
Email: assistance@laurelhill.com